OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ML Macadamia Orchards, L.P.
(Name of Issuer)
Class A Units
(Title of Class of Securities)
55307U107
(CUSIP Number)
May 4, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	55307U107

1	NAMES OF REPORTING PERSONS: Berggruen Holdings North America Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		380,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		380,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	380,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

     The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the number of Units disclosed as outstanding as of March 14, 2006 by the Issuer in its annual report on Form 10-K for the period ended December 31, 2005, and filed with the Commission on March 17, 2006.
Item 1.
(a)	The name of the Issuer is ML Macadamia Orchards, L.P., a Delaware limited partnership.

(b)	The address of the Issuer’s principal executive offices is 26-238 Hawaii Belt Road, Hilo, HI 96720.
Item 2.

(a) — (c)	This Statement is being filed by Berggruen Holdings North America Ltd., a British Virgin Island corporation and a wholly owned subsidiary of Berggruen Holdings Limited, a British Virgin Islands corporation. All of the shares of Berggruen Holdings Limited. are owned by Tarragona Trust, a British Virgin Island trust. The trustee of Tarragona Trust is Maitland Trustees Limited.

The principal address of each of Berggruen Holdings North America Ltd. and Berggruen Holdings Limited is 1114 Avenue of the Americas, Forty First Floor, New York, New York 10036. The principal address of each of Tarragona Trust and Maitland Trustees Limited is Falcon Cliff, Palace Road, PO Box 75, Douglas, Isle of Man, IM99 1EP, British Isles.
(d)	Title of Class of Securities: Class A Units.

(e)	CUSIP No.: 55307U107.
Item 3. If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act.

(b) ☐	Bank as defined in section 3(a)(6) of the Act.

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act.

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☐	An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount Beneficially Owned: 380,000

(b)	Percent of Class: 5.1%

(c)	Number of Units as to which the person has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 380,000.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 380,000.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Member of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.

Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2006	Berggruen Holdings North America Ltd.
	By:	/s/ JARED S. BLUESTEIN
		Name:	Jared S. Bluestein
		Title:	Director